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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            GOLF ENTERTAINMENT, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    38163Q105
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                                 (CUSIP Number)

                                RONALD G. FARRELL
                               3 NORTHWINDS CENTER
                       2500 NORTHWINDS PARKWAY, SUITE 175
                            ALPHARETTA, GEORGIA 30004
                                 (770) 667-9890
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                       JUNE 1, 2000 AND NOVEMBER 30, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 3d-1(b)(3) or (4), check the following box [ ].

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Check the following box if a fee is being paid with this Statement [ ].

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THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
"FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THAT ACT.

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                                  SCHEDULE 13D

CUSIP NO. 38163Q105
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(1)      NAME OF REPORTING PERSON AND S. S. OR I.R.S. IDENTIFICATION NO.
         Ronald G. Farrell

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A) YES [ ]
         (B) NO  [X]

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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS:  PF

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E) [   ].

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia, United States of America

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NUMBER OF SHARES                            (7)      SOLE VOTING POWER
BENEFICIALLY OWNED                                   245,000*
BY EACH REPORTING
PERSON WITH                                 ------------------------------------
                                            (8)      SHARED VOTING POWER
                                                     245,000*

                                            ------------------------------------
                                            (9)      SOLE DISPOSITIVE POWER
                                                     115,000

                                            ------------------------------------
                                            (10)     SHARED DISPOSITIVE POWER
                                                     0

                                            ------------------------------------

* This does not include 2,797,932 shares owned by LEC Acquisition LLC, an entity whose Manager is the Reporting Person. The Reporting Person denies beneficial ownership of such shares.

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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         115,000

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES: [ ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.2%

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(14)     TYPE OF REPORTING PERSON - IN

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Item 1.                    Security and Issuer.

         This Statement relates to shares of common stock. $0.01 par value ("Shares," or the "Common Stock"), of Golf Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Three Northwinds Center, 2500 Northwinds Parkway, Suite 175, Alpharetta, Georgia 30004.

Item 2.                    Identity and Background.

         (a) This Statement is filed on behalf of Ronald G. Farrell, an individual resident of the State of Georgia (the "Reporting Person").

         (b) The principal business address of the Reporting Person is Three Northwinds Center, 2500 Northwinds Parkway, Suite 175, Alpharetta, Georgia 30004.

         (c) The principal occupation of the Reporting Person is as Chief Executive Officer and Director of the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a resident of the State of Georgia.

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Item 3.                    Source and Amount of Funds or Other Consideration.

         The Reporting Person individually was granted 1,000,000 shares of the Common Stock of the Issuer in lieu of compensation for the six months, July 1, 2000 through December 31, 2000.

         On November 30, 2000, the Reporting Person agreed to forgo acceptance of the 1,000,000 shares of the Common Stock of the Issuer in exchange for an option grant of 2,000,000 shares at the closing market price on November 30, 2000.

         On November 30, 2000, the Reporting Person agreed to purchase up to $500,000 of Demand Convertible Debentures of the Issuer's Common Stock. The Demand Convertible Debentures may be called by the Reporting Person at any time or may be converted at $0.04 per share.

Item 4.                    Purpose of Transaction.

         The Reporting Person accepted the option shares in lieu of cash compensation for the six-month period, July 1, 2000 through December 31, 2000. The Reporting Person's option grant is for a 10-year period and the Reporting Person is vested immediately.

         On November 30, 2000, the Reporting Person agreed to purchase up to $500,000 of Demand Convertible Debentures of the Issuer's Common Stock. The Demand Convertible Debentures may be called by the Reporting Person or convert at $0.04 per share. The Convertible Debentures are used as working capital of the Issuer.

         The Reporting Person may purchase Shares of Common Stock either in the open market or in private transactions, or obtain further proxies to vote Shares of Common Stock.

Item 5.                    Interest in Securities of the Issuer.

         (a) The Reporting Person owns no Shares of Common Stock directly. The Reporting Person denies beneficial ownership of the 2,797,932 Shares of Common Stock owned by LEC Acquisitions LLC, an entity in which he serves as Manager. The Reporting Person beneficially owns 115,000 Shares of Common Stock through Sports M&A.com, Inc., an entity in which he is the sole shareholder.

         (b) The Reporting Person has sole voting, but not dispositive power with respect to 130,000 Shares of Common Stock. The Reporting Person has been granted a proxy through May 3, 2001 to vote 105,000 Shares of Common Stock, and a proxy through December 31, 2001 to vote 25,000 Shares of Common Stock.
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         (c)      The Reporting Person has purchased $105,000 of Demand
                  Convertible Debentures from the Issuer. This represents approximately 2,625,000 shares of Common Stock and 33% ownership if converted. The Issuer would have approximately 7,915,044 shares outstanding if converted.

         (d) Except as reported herein, the Reporting Person has not, in the past sixty (60) days, engaged in any other transactions involving shares of the Common Stock of the Issuer.

         (e)      N/A

         (f)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person has sole voting, but not dispositive power with respect to 130,000 Shares of Common Stock. The Reporting Person has been granted a proxy through May 3, 2001 to vote 105,000 Shares of Common Stock, and a proxy through December 31, 2001 to vote 25,000 Shares of Common Stock.

         The Reporting Person denies beneficial ownership of 2,797,932 Shares of Common Stock owned by LEC Acquisition LLC, an entity that is managed by the Reporting Person.

         The Reporting Person has sole voting and dispositive power with respect to 115,000 Shares of Commons Stock owned by Sports M&A.com, Inc., an entity in which he is the sole shareholder.

         The Reporting Person has not made demand for payment or exercised his option for conversion on the Convertible Debentures.

         The Reporting Person is the Chief Executive Officer and a Director of the Issuer.

Item 7.                    Material to be Filed as Exhibit.

         A.       Proxy Agreement with Michael Daniels.

         B.       Proxy Agreement with Debbie Alisero.

         C.       Proxy Agreement with Scott Printing Corporation.

         D.       Demand Convertible Debenture with Ronald G. Farrell.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2001                   Ronald G. Farrell



                                          By: /s/ Ronald G. Farrell
                                              ----------------------------------
                                              Ronald G. Farrell, Individually